Mail Stop 3720

September 27, 2007

Mr. Peter Löscher
President and Chief Executive Officer
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

> **Re:** **Siemens Altiengesellschaft**
> **Form 20-F for Fiscal Year Ended September 30, 2006**
> **Filed December 11, 2006**
> **File No. 1-5174**

Dear Dr. Löscher:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director